Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

March 21, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on March 21, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

March 21, 2023.

SCHEDULE “A”

Bitfarms Reports Fourth Quarter and
Full Year 2022 Results

- Mined 1,434 BTC in Q4 2022; 5,167 BTC in 2022;
and 20,000+ BTC since inception through February 2023 -

- Averaged direct cost of production of $10,000 per BTC in 2022-

- Reported Q4 2022 net loss of $17 million and positive Adjusted EBITDA of $1 million –

- Expects over 30% increase in hashrate to 6.0 EH/s with existing portfolio by year-end 2023-

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (March 21, 2023) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin vertically integrated company, reported its financial results for the fourth quarter and year ended December 31, 2022. All financial references are in U.S. dollars. During fourth quarter 2022, Bitfarms mined 1,434 BTC.

“In 2022, we once again ranked among the most cost-effective publicly traded BTC mining companies as we focused on delivering superior performance, particularly during challenging times, while upholding the highest mining, operating and accounting standards,” said President and CEO of Bitfarms Geoff Morphy. “Over the past nine months, we completed the construction and commissioning of three new farms in Canada, further optimized existing operations, and improved financial flexibility. These initiatives contributed to increasing our hashrate to 4.5 EH/s as of December 31, 2022, over 100% from the beginning of 2022. Looking ahead, we plan to leverage our existing infrastructure in Argentina and utilize equipment credits to prudently expand our EH/s to 6.0 with our existing assets by year end 2023. With our strengthened balance sheet, we are actively evaluating potential acquisitions that we expect to be accretive and complement our geographically diverse mining operations.”

“We ended 2022 with 5,167 BTC mined, and in mid-February 2023 we surpassed 20,000 BTC mined since our inception in 2017. Our high operating efficiencies and low-cost power contracts yielded an average direct cost of production of $10,000 per BTC*** in 2022. Even during an especially challenging BTC pricing environment in Q4 2022, we continued to generate positive cash flow from operations and posted $1 million in Adjusted EBITDA as we maintained total cash cost of production per BTC less than the average price of BTC for the quarter,” added Morphy.

Financial Highlights for the Quarter ended December 31, 2022

●	Total revenue was $27 million, compared to $33 million in Q3 2022, as the 13% increase in Bitfarms’ hashrate was offset by 15% lower average BTC prices and a 20% increase in network difficulty.

●	Gross mining profit* and gross mining margin* were $8 million and 33%, respectively, compared to $17 million and 52% in Q3 2022, respectively.

●	General and administrative expenses excluding non-cash share-based compensation and a charge associated with terminated consulting agreements, were $7 million, down 25% from Q4 2021 and up 6% from Q3 2022. The increase from the third quarter reflects modestly higher compensation expense and professional services fees largely associated with the Argentina build-out.

●	Operating loss, including a $9 million non-cash impairment reversal, a $29 million realized loss on disposition of digital assets, and a $23 million change in unrealized gain on revaluation of digital assets, was $20 million, compared to $98 million in Q3 2022, which included an $84 million non-cash impairment charge, a $44 million realized loss on disposition of digital assets, and a $46 million change in unrealized gain on revaluation of digital assets.

●	Net loss was $17 million, or ($0.08) per basic and diluted share, compared to $85 million, or ($0.40) per basic and diluted share, in Q3 2022.

●	Non-IFRS adjusted EBITDA* was $1 million, or 4% of revenue, compared to $10 million, or 31% of revenue, in Q3 2022, driven by the lower average BTC price.

●	The Company mined 1,434 BTC at an average direct cost of production per BTC*** of $11,100, compared to $9,600 in Q3 2022.

●	Total cash cost of production per BTC was $16,800 in Q4 2022, up from $14,500 in Q3 2022.

Liquidity at December 31, 2022

At December 31, 2022, the Company held $31 million in cash and 405 BTC valued at approximately $7 million based upon a BTC price of approximately $16,500.

Chief Financial Officer Jeff Lucas said, “Network difficulty increases are raising the cost of production for everyone, and only the most efficient players will succeed. Bitfarms continues to execute tactics to support our low-cost structure and strong balance sheet. Consistent with our strategy of carefully pursuing accretive growth opportunities, as market conditions improve, we are positioned for intelligent growth.”

Financing Activities

●	Q4 2022

○	Paid $23 million to fully extinguish the BTC-backed credit facility.

○	Paid down $8 million in equipment related indebtedness.

○	Renegotiated miner purchasing agreements, extinguishing without penalty payment obligations of $45 million and establishing a $22 million credit for deposits previously made, to be applied toward future purchase agreements.

○	Raised approximately $6 million in net proceeds through the Company’s at-the-market (ATM) equity offering program.

●	Subsequent to December 31, 2022

○	Settled all outstanding principal and interest due to BlockFi totaling $21 million for a cash payment of $8 million and paid off the $379,000 agreement with Reliz for $118,000 in February 2023.

○	Ended February 2023 with $23 million indebtedness, down 86% from a high of $165 million in June 2022.

Q4 2022 and Recent 2023 Operating Highlights

●	Reached 4.7 EH/s online in early 2023.

●	Surpassed 20,000 BTC mined with renewable hydropower since 2017 founding.

●	Completed construction of the first 50 MW warehouse in Rio Cuarto, Argentina.

●	In Sherbrooke, Quebec:

○	Completed the Garlock facility, energizing 18 MW, representing full capacity.

○	Energized the remaining 12 MW capacity at The Bunker, bringing it to 48 MW and the total Sherbrooke operations to 96 MW, both representing full capacity.

○	Decommissioned and sold the De la Pointe facility for net cash proceeds of $4 million.

●	Imported and installed 2,888 new MicroBT M30s into Paraguay, which added a net 168 PH/s at this farm, bringing its total hashrate to 288 PH/s at January 31, 2023.

●	Improved efficiency of the overall fleet to 39 w/TH and of the newly unencumbered Bitmain miners in Washington state by 16% from 31 w/TH to 26 w/TH with new firmware.

Quarterly Operating Performance

Key Performance Indicators	Q4 2022	Q4 2021	Q3 2022
Total BTC Mined	1,434	1,045	1,515
Quarter End Operating Hashrate	4.5	2.2	4.2
Operating Capacity (MW)	188	99	176
Hydropower MW	178	99	166
Watts/TH Efficiency	40	45	40
BTC Sold	3,093	56	2,595

Quarterly Operating Production

Quarter	BTC Mined 2022	BTC Mined 2021
Q1	961	598
Q2	1,257	759
Q3	1,515	1,050
Q4	1,434	1,045
Total Year 2022	5,167	3,453

Quarterly Average Revenue** and Cost of Production per BTC***

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Avg. Rev**/BTC	$18,100	$21,300	$32,700	$41,300	$55,900
Direct Cost***/BTC	$11,100	$9,600	10,100	$8,700	$8,000
Cash Cost/BTC	$16,800	$14,500	$17,200	$18,100	$17,400

Financial Results for the Year-ended December 31, 2022

In 2022, the Company generated revenue of $142 million, compared to $169 million in 2021.

2022 gross profit was $11 million, or 7% gross margin*, compared to $111 million, or 66% gross margin*, in 2021.

The Company mined 5,167 BTC for an average cost of production** per BTC of $10,000 in 2022.

Operating loss was $284 million in 2022, compared to operating income of $64 million in 2021. 2022 net loss was $239 million, or $(1.15) per basic and diluted share, compared to a net income of $22 million, or $0.13 per diluted share, in 2021. EBITDA* was a loss of $170 million, with EBITDA margin* of (119%) compared to a positive EBITDA* of $71 million, with EBITDA margin* of 42%, in 2021. Adjusted EBITDA* was $52 million, with 36% Adjusted EBITDA margin*, compared to $114 million, and 67% Adjusted EBITDA margin*, in 2021.

Conference Call

Management will host a conference call on Tuesday, March 21, 2023, at 11:00 a.m. ET to review the financial results. Following management’s formal remarks there will be a question-and-answer session, which may include pre-submitted questions. Participants are asked to pre-register for the call through the following link:

Q4 2022 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through March 28, 2023, and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 4928932. A presentation of the Q4 2022 results will be accessible on Tuesday, March 21, 2023, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	W/TH = Watts per Terahash

*	Gross margin, gross mining profit, gross mining margin, operating margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Average revenue per BTC is for mining operations only and excludes Volta revenue.

***	Cost of Production per BTC represents the direct cost of Bitcoin based on the total electricity costs, and, where applicable, hosting costs related to the mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina and Québec, and potential strategic opportunities, expectations for monthly growth, targets, and goals for productive capacity and hashrates, debt reduction and liquidity including the ability to lower interest payments and manage bitcoin holding, and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

+1 646-373-9946

Lisa Helfer

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%
Cost of revenues	39,121	20,613	18,508	90%	131,910	58,371	73,539	126%
Gross (loss) profit	(12,084)	38,985	(51,069)	(131)%	10,518	111,120	(100,602)	(91)%
Gross margin (1)	(45)%	65%	—	—	7%	66%	—	—

Operating expenses
General and administrative expenses	11,972	18,928	(6,956)	(37)%	51,506	43,238	8,268	19%
Realized loss on disposition of digital assets	28,567	137	28,430	nm	150,810	289	150,521	nm
Change in unrealized (gain) loss on revaluation of digital assets	(23,284)	3,869	(27,153)	(702)%	(2,166)	4,861	(7,027)	(145)%
Loss (gain) on disposition of property, plant and equipment	(415)	(753)	338	(45)%	1,277	(848)	2,125	251%
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	(8,903)	1,800	(10,703)	(595)%	75,213	1,800	73,413	nm
Impairment on goodwill	—	—	—	—	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	—	—	—	—	(1,860)	1,860	100%
Operating (loss) income	(20,021)	15,004	(35,025)	(233)%	(284,022)	63,640	(347,662)	(546)%
Operating margin (1)	(74)%	25%	—	—	(199)%	38%	—	—

Net financial (income) expenses	(3,369)	(2,933)	(436)	15%	(27,560)	21,003	(48,563)	(231)%
Net (loss) income before income taxes	(16,652)	17,937	(34,589)	(193)%	(256,462)	42,637	(299,099)	(702)%

Income tax (recovery) expense	191	8,260	(8,069)	(98)%	(17,412)	20,507	(37,919)	(185)%
Net (loss) income and total comprehensive (loss) income	(16,843)	9,677	(26,520)	(274)%	(239,050)	22,130	(261,180)	nm

Basic (loss) earnings per share (in U.S. dollars)	(0.08)	0.05	—	—	(1.15)	0.14	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.08)	0.05	—	—	(1.15)	0.13	—	—

Gross Mining profit (1)	8,494	49,055	(40,561)	(83)%	82,584	134,884	(52,300)	(39)%
Gross Mining margin (1)	33%	84%	—	—	59%	82%	—	—
EBITDA (1)	7,396	29,061	(21,665)	(75)%	(169,821)	70,533	(240,354)	(341)%
EBITDA margin (1)	27%	49%	—	—	(119)%	42%	—	—
Adjusted EBITDA (1)	1,126	40,275	(39,149)	(97)%	51,568	113,540	(61,972)	(55)%
Adjusted EBITDA margin (1)	4%	68%	—	—	36%	67%	—	—

nm: not meaningful

(1)	Gross margin, gross Mining profit, gross Mining margin, operating margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to the Non-IFRS Financial Measures and Ratios section of the Company’s MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%

Net (loss) income before income taxes	(16,652)	17,937	(34,589)	(193)%	(256,462)	42,637	(299,099)	(702)%
Interest expense	3,271	837	2,434	291%	14,221	3,420	10,801	316%
Depreciation and amortization expense	20,777	10,287	10,490	102%	72,420	24,476	47,944	196%
EBITDA	7,396	29,061	(21,665)	(75)%	(169,821)	70,533	(240,354)	(341)%
Share-based payment	3,795	10,036	(6,241)	(62)%	21,788	22,585	(797)	(4)%
Realized loss on disposition of digital assets	28,567	137	28,430	nm	150,810	289	150,521	nm
Change in unrealized (gain) loss on revaluation of digital assets	(23,284)	3,869	(27,153)	(702)%	(2,166)	4,861	(7,027)	(145)%
Impairment (reversal) on equipment and construction prepayments, property, plant and equipment and right-of-use assets	(8,903)	1,800	(10,703)	(595)%	75,213	1,800	73,413	nm
Impairment on goodwill	—	—	—	—%	17,900	—	17,900	100%
Impairment reversal on property, plant and equipment	—	—	—	—%	—	(1,860)	1,860	100%
Net financial (income) expenses and other	(6,445)	(4,628)	(1,817)	39%	(42,156)	15,332	(57,488)	(375)%
Adjusted EBITDA	1,126	40,275	(39,149)	(97)%	51,568	113,540	(61,972)	(55)%
Adjusted EBITDA margin	4%	68%	—	—	36%	67%	—	—

nm: not meaningful

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Gross (loss) profit	(12,084)	38,985	(51,069)	(131)%	10,518	111,120	(100,602)	(91)%
Non-Mining revenues (1)	(1,101)	(1,206)	105	(9)%	(3,443)	(4,425)	982	(22)%
Depreciation and amortization expense	20,777	10,287	10,490	102%	72,420	24,476	47,944	196%
Purchases of electrical components and other	510	552	(42)	(8)%	1,773	1,986	(213)	(11)%
Electrician salaries and payroll taxes	392	437	(45)	(10)%	1,316	1,727	(411)	(24)%
Gross Mining profit (2)	8,494	49,055	(40,561)	(83)%	82,584	134,884	(52,300)	(39)%
Gross Mining margin	33%	84%	—	—	59%	82%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2022	2021	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	27,037	59,598	(32,561)	(55)%	142,428	169,491	(27,063)	(16)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(25,936)	(58,392)	32,456	(56)%	(138,985)	(164,393)	25,408	(15)%
Hosting revenues	—	—	—	—	—	(673)	673	100%
Non-Mining revenues	1,101	1,206	(105)	(9)%	3,443	4,425	(982)	(22)%

(2)	“Gross Mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of revenues that do not directly relate to Mining related activities. “Gross Mining margin” is defined as the percentage obtained when dividing Gross Mining profit by Revenues from Mining related activities.